UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

      [  ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from _______________ to _____________
Commission file number 1-10804

X.L. AMERICA, INC. EMPLOYEE SAVINGS PLAN
(Full title of the plan)

Seaview House, 70 Seaview Avenue
Stamford, Connecticut 06902
(Address of the plan)

XL Capital Ltd

XL House, One Bermudiana Road, Hamilton HM11, Bermuda
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

X.L. AMERICA, INC. EMPLOYEE SAVINGS PLAN

TABLE OF CONTENTS

Page
Financial Statements and Schedule:
Report of Independent Registered Public Accounting Firm	3
Statement of Net Assets Available for Benefits
As of December 31, 2004 and 2003	4
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2004	5
Notes to Financial Statements as of and for the Years Ended
December 31, 2004 and 2003	6
Schedule of Assets (Held at End of Year) as of December 31, 2004	12
Signature	13
Exhibit Index	14

Other schedules required by the Department of Labor regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted as they are not applicable.

[PricewaterhouseCoopers LLP Letterhead]
PricewaterhouseCoopers LLP 1177 Avenue of the Americas New York NY 10036 Telephone (646) 471 4000 Facsimile (646) 471 4100

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
X.L. America, Inc. Employee Savings Plan

In our opinion, the accompanying statements of net assets available for Plan benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for Plan benefits of X.L. America, Inc Employee Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the changes in net assets available for Plan benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
New York, NY
June 27, 2005

     X.L. AMERICA, INC. EMPLOYEE SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2004 AND 2003

	As of December 31,

	2004	2003

Investments, at fair value (see Note 4):
Collective Trusts	$37,634,136	$29,895,939
Mutual Funds	79,654,048	56,751,936
Employer Stock	4,245,101	4,751,420
Cash	404,622	436,182
Participant loans	1,628,361	1,445,783

Total investments
	123,566,268	93,281,260

Employer contribution receivable	594,013	539,744

Net assets available for benefits	$124,160,281	$93,821,004

The accompanying notes are an integral part of these financial statements.

X.L. AMERICA, INC. EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2004

For the Year End
December 31, 2004

Investment income:
Net appreciation in fair value of investments (see Note 4)	$7,390,554
Dividends	2,637,459
Interest	88,928

10,116,941
Contributions:
Participants	15,178,514
Employer	13,946,271

29,124,785

Total additions	39,241,726

Benefits paid to Participants	(8,902,449)

Net increase in assets available for benefits	30,339,277
Net assets available for benefits:
Beginning of year	93,821,004

End of year	$124,160,281

The accompanying notes are an integral part of these financial statements.

X.L. AMERICA, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
 AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

1.	Description of Plan

The following description of the X.L. America, Inc. Employee Savings Plan (the "Plan") provides general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering employees of X.L. America, Inc., its subsidiaries and affiliates (collectively referred to as the "Company"), who are scheduled to work a minimum of twenty hours per week as described in the Summary Plan Description. The Plan is subject to the provision of the Employee Retirement Income Security Act of 1974 ("ERISA").

AMVESCAP Retirement, Inc. is the Plan record keeper. AMVESCAP National Trust Company ("AMVESCAP", formerly Institutional Trust Company) is the Trustee of the Plan.

Eligibility

All Employees as defined in the Summary Plan Description are eligible to participate in the Plan on the first day of employment. Employees participating in the Plan ("Participants") must select investment choices on the basis of their individual goals and objectives. Participants may invest in one or more investments, each offering different opportunities and elements of risk.

As of January 1, 2002, the investment of XL Capital Ltd Class A Ordinary Shares for new contributions is no longer permitted. (See Note 8)

Plan Mergers

Effective April 1, 2003, the Summary Plan Description was amended to include XL Specialty Insurance Company as a participating employer in the Plan. It was further resolved that upon receipt of a favorable determination letter from the Internal Revenue Service under the Employee Plans Compliance Resolution System, the XL Specialty Insurance Company 401(k) Plan shall be merged with and into the Plan. As of December 31, 2004, the XL Specialty Insurance Company 401(k) Plan has not yet been merged into the Plan. (See Note 8).

Effective April 1, 2003, the Plan was amended to include XL Capital Ltd as a participating employer in the Plan and merge the assets, ($3,913,354 as of April 1, 2003) of the XL Capital Ltd US Qualified (401(k)) Plan into the Plan.

Effective April 1, 2003, the Plan was amended to include ECS, Inc. as a participating employer in the Plan and merge the assets, ($20,673,129 as of April 1, 2003) of the ECS, Inc. Retirement Savings Plan into the Plan.

All of the assets merged and transferred became assets of the Plan and are in compliance with the requirements of Section 414(l) of the Internal Revenue Code ("IRC").

Contributions

Contributions are deposited directly into the investment funds as designated by the Participants. Contributions to the Plan consist of employee ("Participant") contributions, Company ("Employer") contributions and Rollover contributions as described below:

X.L. AMERICA, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
 AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

1.	Description of Plan (continued)

Participant Contributions
Each year, Participants may contribute up to 15% of pre-tax eligible compensation, as defined in the Summary Plan Description. Eligible compensation consists of salary plus annual bonus up to IRS limitations. A Participant may also elect to make supplemental contributions of up to 10% of after-tax eligible compensation. The combination of pre-tax and after-tax Participant contributions may not exceed 15% of the Participants’ total eligible compensation.

Employer Contributions
The Company contributes 140% of the first 5% of pre-tax Participant contributions to the Plan. After-tax contributions are not eligible for Employer matching contributions. Employer matching contributions are funded to the Plan semi-monthly. At the discretion of the Company, an additional discretionary matching contribution may be made up to 100% of the first 3% of Participants’ eligible compensation to match contributions made by the Participants as described in the Summary Plan Description. Participants must be actively employed on December 31 of the Plan year for which a discretionary match is determined to be eligible to receive the match. (See Note 8)

Rollover Contributions
Participants are eligible to roll over (transfer) taxable distributions from another employer's qualified plan into the Plan provided that the Company's Pension and Savings Plan Committee has established that such transfer would qualify as a rollover, and provided further that such transfer is made on a timely basis. Distributions from conduit ("rollover") individual retirement accounts may be eligible for rollover status, provided the original distribution was from a qualified plan.

Participant Accounts

Each Participant's account is credited with the Participant's contribution and allocations of the Employer contributions and earnings thereon. Investment options chosen by each Participant govern the allocation and distribution of investment income and realized gains or losses. Any dividends and capital gains are deposited to the Trust and reinvested in the appropriate Participant accounts. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account.

Vesting

Participants are fully vested immediately in their contributions plus actual earnings thereon. Vesting in the Employer contribution portion of their accounts is based on years of service with the Company. Participants vest 25% per year of service and are 100% vested after four years of service. Participants become 100% vested in the Employer contributions upon disability, death or retirement or on termination of the Plan. (See Note 6)

The Employer contributions and investment earnings thereon are not taxed to the Participant until the Participant receives a distribution from the Plan.

Participant Loans

Participants may borrow from their vested account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The $50,000 maximum will be reduced, however, by the highest outstanding loan balance in the preceding twelve months. General-purpose loans must be

X.L. AMERICA, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
 AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

1.	Description of Plan (continued)

repaid within five years. Loans used to acquire a primary residence must be repaid within fifteen years. Participants may have only one loan outstanding at a time.

Loan balances outstanding are recorded as an asset in a separate loan account. Payments of principal and interest are made by payroll deductions of an amount sufficient to amortize the loan over the repayment period. Assets in the loan account are evidenced by promissory notes secured by a security interest in the Participant's account. Loan interest rates are established based on the prime rate plus one percentage point on the first day of the month in which the loan is made. Principal and interest received on Participants' loans is reinvested in accordance with Participant investment instructions.

Upon termination of employment, the Participant has three months to pay off the unpaid balance on the loan; otherwise it is offset from the distribution to the Participant, as required by ERISA, and is taxable to the Participant.

Payment of Benefits

Withdrawals
Participants may withdraw supplemental after-tax contributions and related investment earnings prior to the age of 59 1/2. Participants are limited to two withdrawals in a calendar year. After the age of 59 1/2, all vested accounts may be withdrawn at any time upon request. Participants are able to withdraw after-tax, pre-tax and rollover contributions for financial hardship withdrawals. Participants' pre-tax contributions will be suspended for six months following a financial hardship withdrawal. Any amounts withdrawn will be provided in cash.

Terminations
For the period ending December 31,2004, a Participant whose employment has terminated with a vested account balance that does not exceed $5,000 receives a lump sum distribution of their vested balance. If the vested account balance exceeds $5,000 the terminated Participant may elect to either remain in the Plan or receive a lump sum distribution.

Forfeitures
A Participant whose employment terminates, (other than upon disability, death or retirement), forfeits the amount of his or her unvested account balance. The Plan administrator allocates forfeitures in the Plan year in which the forfeiture occurs and reduces the Plan's ordinary and necessary administrative expenses that would ordinarily be paid by the Company. During the year ended December 31, 2004, forfeitures of $389,922 were recorded by the Plan.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires Company management to make estimates and assumptions that affect

X.L. AMERICA, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
 AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

2.	Summary of Significant Accounting Policies (continued)

the reported amounts in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. The XL Capital Ltd Class A Ordinary Shares are valued at fair value at year-end as determined by quoted market prices. Shares of registered investment companies (mutual funds) are valued at net asset value ("NAV"). Shares of collective trust funds are valued at NAV as determined by annual audited financial statements of the trusts. Participants' outstanding loans are recorded at their unpaid principal amount.

The net appreciation/depreciation in the fair value of investments consists of the net realized gains and losses on the disposal of investments and the unrealized appreciation/depreciation of the market value for the investments remaining in the Plan. Realized gains and losses are calculated using the historical cost of the asset. Historical cost is the original cost of an asset.

Purchases and sales of securities are recorded on a trade-date basis. Investment earnings are allocated upon receipt to each Participant's account. Dividends are recognized and accrued on the ex-dividend date.

Contributions

Participant and Employer contributions are recorded in the period in which the payroll deductions are made from Plan Participants. Any discretionary matching contributions are recorded by the Plan in the year in which the discretionary match is declared. (See Note 8.)

Payment of Benefits

Benefit payments comprise termination or hardship distributions, in-service distributions, loan distributions and retirement benefit payments. Benefits are recorded when paid.

Fees and Expenses

All administrative fees and expenses are paid by the Company except for investment, management and fund-level operating expenses, which are paid by the Plan.

3.	Risk and Uncertainties

The Plan provides for various investment options, including the option to invest in any combination of equity securities, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term would materially affect Participants' account balances and the amounts reported in both the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

During 2004, certain operational defects in plan administration were noted by the Company. The Plan has since been amended to correct for these operational defects. The Company made retroactive corrective adjustments in compliance with the Internal Revenue Service’s voluntary correction procedures in the amount of $168,536 which is reflected in the 2004 employer contributions.

X.L. AMERICA, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
 AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

4.	Investments

The following investments represent 5 percent or more of the fair value of the Plan's net assets available for benefits as of December 31:

	2004	2003

Invesco Stable Value Trust	$ 17,948,469	$ 14,562,773
Invesco 500 Index Trust	19,685,667	15,333,165
AIM Small Cap Growth	6,398,178	5,421,189
AIM Basic Value	13,402,696	11,231,827
American Balanced	13,831,709	10,583,699
American Growth Fund of America	7,726,194	4,442,952
Dreyfus Appreciation	6,711,820	5,572,975
Pimco Total Return	7,460,463	6,090,251
One Group Mid-Cap Growth	8,489,094	6,976,687
American Europacific Growth	6,668,357	—

During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value in the aggregate by $7,390,554 as follows:

Mutual Funds	$ 5,368,280
Collective Trusts	1,912,754
Employer Stock	109,520

	$ 7,390,554

5.	Related-Party Transactions

Certain Plan investments are collective trusts managed by INVESCO Funds Group, Inc., a subsidiary of AMVESCAP. AMVESCAP is the Trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Company for the investment management services related to the Invesco Collective Trusts amounted to $5,733 for the year ended December 31, 2004. Transactions involving XL Capital Ltd Class A Ordinary Shares (invested in the Company Stock Fund), are also considered party-in-interest transactions.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of such Plan termination, Participants would become 100% vested in their Employer contributions.

7.	Tax Status

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated August 30, 2001, that the prototype plan document used by the Plan and related trust are designed in accordance with applicable sections of the IRC and therefore is exempt from taxation. The Plan has been amended since receiving this determination letter. However, Company management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and is tax exempt.

X.L. AMERICA, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
 AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

8.	Subsequent Events

On January 13, 2005, the Company's board of directors approved a discretionary Company match equal to 100% of the first 3% of the annual compensation to match contributions made by the Participants as of December 31, 2004, resulting in additional Employer contributions to the Plan of $3,999,351 which will be paid and recorded in 2005.

Effective May 1, 2005, The XL Specialty Insurance Company 401(k) Plan assets were merged with and transferred into the Plan.

On April 28, 2005 a resolution was passed by the Compensation Committee of the board of directors of XL Capital Ltd to eliminate the Company Stock Fund (comprising of XL Capital Ltd Class A Ordinary Shares) as an investment option from the Plan. The Company Stock Fund would be closed and the proceeds from the liquidation would be redistributed based on the Participants’ wishes, or in the INVESCO Stable Value Trust.

X.L. AMERICA, INC. EMPLOYEE SAVINGS PLAN
SCHEDULE H, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2004

Identity of Issue, Borrower,
Lessor or Similar Party	Interest Rate	Maturity Date	Cost	Fair Value

Mutual Funds:
American Balanced	—	—	$11,866,705	$13,831,709
AIM Basic Value	—	—	10,832,409	13,402,696
One Group Mid Cap Growth	—	—	6,454,725	8,489,094
American Growth Fund of America	—	—	6,308,020	7,726,194
Pimco Total Return – Class Admin	—	—	7,561,175	7,460,463
Dreyfus Appreciation	—	—	5,740,917	6,711,820
American Europacific Growth	—	—	4,955,886	6,668,357
AIM Small Cap Growth	—	—	5,467,794	6,398,178
Janus Mid Cap Value Investor Shares	—	—	4,613,701	4,887,599
Lord Abbett Small Value	—	—	3,672,578	4,077,938
Collective Trusts:	—	—
* Invesco 500 Index Trust	—	—	15,960,396	19,685,667
* Invesco Stable Value Trust	—	—	17,946,632	17,948,469
Employer Stock Fund:	—	—
* XL Capital Ltd Class A Ordinary Shares	—	—	3,347,952	4,649,723

* Participant Loans	5.00% - 10.15%	2004 - 2019		1,628,361

Total Assets Held for Investment				$123,566,268

* Party-in-interest

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

X.L. AMERICA, INC. EMPLOYEE SAVINGS PLAN
(Name of Plan)

X.L. America, Inc., Plan Administrator

DATE: June 29, 2005	By:	/s/ Celia Brown

Celia Brown
Executive Vice President
(Name and title of signing official)

EXHIBIT INDEX

		Page Number in Sequential
Exhibit No.		Numbering System

23.1	Consent of Independent Registered	15
	Public Accounting Firm